Ecopetrol S.A. has obtained authorization to execute a loan with local financial institutions for COP 700,000 million, under a committed credit line structure

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) hereby informs the market that, through Resolution 2691 dated October 21, 2025 (the “Resolution”), the Ministry of Finance and Public Credit (“MHCP”) authorized the Company to enter into a domestic loan agreement for up to COP 700,000 million with Banco Davivienda, under a non-revolving committed credit line structure. The loan is expected to have a five-year term starting from the date of the first disbursement, with a bullet repayment at maturity, and interest accruing at a variable rate indexed to the IBR rate, in accordance with the terms previously agreed with the lender. The credit line may be drawn during the 12 months following the execution date of the loan.

The proceeds from this transaction are expected to be used for non-investment expenditures, in line with the Resolution and the Company’s financing plan. The Company complied with all internal procedures and approvals required for the loan. The MHCP reviewed and authorized the terms of the draft agreement, which outlines standard borrower default events such as failure to pay principal and interest, potential impairment of the borrower’s repayment capacity, issues affecting the integrity of its financial information, and breach of contractual obligations, among others. Should any of these events occur, the lenders would have the right to demand early repayment of the loan, pursuant to the procedures set forth in the agreement. Likewise, the draft agreement grants Ecopetrol the right to seek recourse against the lenders in the event of non-disbursement of the loan.

The terms secured for the committed credit line, including the lowest spread rate obtained by Ecopetrol in the local market, reaffirm the support and confidence of the domestic financial sector in Ecopetrol’s strategy. This is particularly relevant in the current market, where, despite challenging conditions, the Company continues to achieve favorable financing terms. Moreover, it sends a positive signal to credit rating agencies, as the committed credit line provides a reliable and flexible source of liquidity that contributes to the Company’s financial stability and strengthens its cash position.

Bogota D.C., October 23, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co